Filed Pursuant to Rule 424(b)(3)
File No. 333-290835

MONROE CAPITAL ENHANCED CORPORATE LENDING FUND
SUPPLEMENT NO. 6 DATED MARCH 20, 2026
TO THE PROSPECTUS DATED DECEMBER 5, 2025

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Monroe Capital Enhanced Corporate Lending Fund (the “Fund”), dated December 5, 2025 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows: to update the Prospectus, effective immediately, to include the Current Report on Form 8-K filed with the SEC on March 20, 2026 (the “Form 8-K”). The Form 8-K is attached to this Supplement as Appendix A.

Appendix A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): March 20, 2026

Monroe Capital Enhanced Corporate Lending Fund
(Exact name of registrant as specified in its charter)

Delaware	814-01919	33-6956497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

155 North Wacker Drive, 35th Floor
Chicago, Illinois	60606
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s telephone number, including area code: (312) 258-8300
Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).
Emerging growth company ☒If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.
Distribution
On March 20, 2026, the Board of Trustees of Monroe Capital Enhanced Corporate Lending Fund (the “Fund”) declared a distribution in the form of a dividend for its Class I common shares of beneficial interest (the “Class I Shares”) in the amount of $0.20 per share to shareholders of record as of the open of business on March 31, 2026, to be paid in cash on or about April 22, 2026. This distribution will be paid in cash or reinvested in the Class I Shares for shareholders participating in the Fund’s distribution reinvestment plan.
Net Asset Value
The net asset value per Class I Share as of February 28, 2026, as determined in accordance with valuation policies and procedures of Monroe Capital BDC Advisors, LLC, the Fund’s investment adviser (the “Adviser”), is $25.69. As of February 28, 2026, the Fund had total net asset value of approximately $102.5 million and had $112.0 million of principal debt outstanding, resulting in a debt-to-equity ratio of approximately 1.09x.
As of February 28, 2026, the Fund had no Class S common shares of beneficial interest (the “Class S Shares”) or Class D common shares of beneficial interest (the “Class D Shares”) outstanding.
Portfolio Update
As of February 28, 2026, the Fund had investments in 38 portfolio companies, having an aggregate fair value of approximately $209.6 million. As of February 28, 2026, 100% of the debt investments at fair value in the Fund’s portfolio were floating rate.
The weighted-average closing date annual EBITDA of the portfolio companies in the Fund’s debt investment portfolio as of February 28, 2026 was approximately $22.9 million. These calculations are based on the weighted-average last-twelve-month EBITDA (as of the initial deal closing date) for all debt investments, excluding ARR Loans. Amounts are weighted based on the fair value of each respective investment as of February 28, 2026. Amounts were derived from the most recently available portfolio company financial statements as of the initial deal closing date, have not been independently verified by the Fund, and may reflect a normalized or adjusted amount. Accordingly, the Fund makes no representation or warranty in respect of this information.
The closing date weighted average loan-to-value (“LTV”) of the portfolio companies in the Fund’s debt investment portfolio as of February 28, 2026 was approximately 35.1%. This figure includes all debt investments and represents the net ratio of LTV for each portfolio company as of the initial deal closing date, weighted based on the fair value of each respective investment as of February 28, 2026. Closing date LTV is calculated as the total net debt through each respective loan tranche divided by the estimated enterprise value of the portfolio company as of the initial closing date.
The following table shows the composition of the Fund’s investment portfolio at fair value and as percentage of the Fund’s total investments at fair value (in thousands) as of February 28, 2026:

	February 28, 2026
Fair Value:
Senior secured loans	$197,486	94.2%
Equity investments	12,105	5.8%
Total	$209,591	100.0%

The following table shows the Fund’s portfolio composition by industry at fair value and as percentage of the Fund’s total investments at fair value (in thousands) as of February 28, 2026:

	February 28, 2026
Fair Value:
Automotive	$7,509	3.6%
Banking	1,620	0.8%
Chemicals, Plastics & Rubber	6,930	3.3%
Consumer Goods: Durable	5,207	2.5%
Consumer Goods: Non-Durable	9,906	4.7%
Containers, Packaging & Glass	3,950	1.9%
Environmental Industries	5,201	2.5%
FIRE: Finance	7,719	3.7%
Healthcare & Pharmaceuticals	30,274	14.4%
High Tech Industries	33,638	16.0%
Media: Advertising, Printing & Publishing	8,938	4.3%
Retail	1,267	0.6%
Services: Business	57,057	27.2%
Services: Consumer	10,070	4.8%
Software	4,963	2.4%
Transportation: Cargo	15,342	7.3%
Total	$209,591	100.0%
Status of Public Offering
The Fund is currently publicly offering on a continuous basis up to $1.0 billion of its Class I Shares, Class S Shares and Class D Shares (the “Common Shares”), pursuant to a registered offering (the “Public Offering”). The following table lists the Common Shares issued in, and total consideration received in connection with, the Public Offering as of the date of this filing (through the March 2, 2026 subscription date). Additionally, the Fund has sold an aggregate of approximately 3,948,488 unregistered Class I Shares as part of private offerings to affiliates of the Adviser for aggregate gross proceeds of approximately $100.0 million.
The table below does not include Common Shares issued through the Fund’s distribution reinvestment plan. The Fund intends to continue selling Common Shares in the Public Offering on a monthly basis.

	Common Shares Issued	Total Consideration (in thousands)
Class I	70,664	$1,814
Class S	—	—
Class D	—	—
Total Public Offering	70,664	$1,814

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Monroe Capital Enhanced Corporate Lending Fund

Date: March 20, 2026	By:	/s/ Christopher Lund
	Name:	Christopher Lund
	Title:	Chief Financial Officer